Exhibit 99.1

Aurora Mobile Confirms No Revenue Concentration in the Chinese K-12

Education Industry

SHENZHEN, China, July 26, 2021 (GLOBE NEWSWIRE) — Aurora Mobile Limited (NASDAQ: JG) (“Aurora Mobile” or the “Company”), a leading mobile developer service provider in China, today confirmed that its business was not subject to concentration in the Chinese K-12 education service providers.

Aurora Mobile’s current portfolio of service offerings are purchased by customers from a variety of, well diversified industries with no specific concentration in the Chinese K-12 education industry. Based on the unaudited results for the quarter ended June 30, 2021, the Company’s revenue generated from K-12 education industry customers contributed less than 1.0% of its total revenues. The Company estimated that the revenue contribution from K-12 education industry will remain insignificant going forward.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading mobile developer service provider in China. Aurora Mobile is committed to providing efficient and stable push notification, one-click verification, and APP traffic monetization services to help developers improve operational efficiency, grow and monetize. Meanwhile, Aurora Mobile’s vertical applications have expanded to market intelligence, financial risk management, and location-based intelligence, empowering various industries to improve productivity and optimize decision-making.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Aurora Mobile may also make written or oral forward-looking statements in its sic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SaaS-model; its ability maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com